

November 12, 2013

Via E-mail
Ned Mavrommatis
CFO
I.D. Systems, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

> **Re:** **I.D. Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 001-15087**

Dear Mr. Mavrommatis:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis
Results of Operations, page 37-41

1. In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), and the Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Steven E. Siesser
        Lowenstein Sandler LLP